FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of October 31, 2018

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2018 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2018.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2018 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA and Net cash / debt. See exhibit I for more details on these alternative performance measures.

Luxembourg, October 31, 2018 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2018 with comparison to its results for the quarter and nine months ended September 30, 2017.

Summary of 2018 Third Quarter Results

(Comparison with second quarter of 2018 and third quarter of 2017)

	3Q 2018	2Q 2018		3Q 2017
Net sales ($ million)	1,899	1,788	6%	1,303	46%
Operating income ($ million)	258	222	16%	79	227%
Net income ($ million)	247	166	48%	95	160%
Shareholders’ net income ($ million)	247	168	47%	105	135%
Earnings per ADS ($)	0.42	0.29	47%	0.18	135%
Earnings per share ($)	0.21	0.14	47%	0.09	135%
EBITDA ($ million)	394	363	8%	225	75%
EBITDA margin (% of net sales)	20.7%	20.3%		17.3%

In the third quarter of 2018, sales rose reflecting an increase in average selling prices, particularly in North America where prices have risen to compensate higher costs including tariffs, and higher sales of line pipe for complex projects, including shipments for the second Zohr offshore welded pipeline in Egypt. Operating income rose 16% sequentially on better absorption of fixed costs, while net income rose 48% sequentially boosted by lower deferred tax charges relating to the revaluation of the Mexican currency and higher equity in earnings from non-controlled companies.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million. The payment date will be November 21, 2018 , with an ex-dividend date on November 19, 2018 and record date on November 20, 2018.

Market Background and Outlook

After increasing through the first half of the year, growth in drilling activity in North America paused during the third quarter reflecting constraints on pipeline takeaway capacity in the Permian and Canada and widening oil price differentials. In Latin America, drilling activity has also increased during the year, particularly in Colombia and the new Guyana offshore play, and is slowly picking up in Mexico and the Vaca Muerta shale play in Argentina. In the rest of the world, a gradual recovery in drilling activity is taking hold in many regions but offshore drilling activity remains subdued.

In the fourth quarter, we expect to finish the year strongly with a high level of shipments to the Zohr project and a seasonal increase in sales in Canada, with margins in line with the current level. In the first quarter of 2019, sales should remain in line with those of the fourth quarter with margins similar to the current level, while, for the rest of the year, our results will be influenced by the implementation of USMCA and the application of Section 232 tariffs within the agreement.

Analysis of 2018 Third Quarter Results

Tubes Sales volume (thousand metric tons)	3Q 2018	2Q 2018		3Q 2017
Seamless	654	689	(5%)	527	24%
Welded	199	146	37%	120	66%
Total	853	834	2%	647	32%

Tubes	3Q 2018	2Q 2018		3Q 2017
(Net sales - $ million)
North America	887	827	7%	633	40%
South America	334	310	8%	256	30%
Europe	148	179	(17%)	117	26%
Middle East & Africa	350	299	17%	170	106%
Asia Pacific	77	71	9%	51	51%
Total net sales ($ million)	1,797	1,686	7%	1,228	46%
Operating income ($ million)	233	197	18%	66	253%
Operating margin (% of sales)	13.0%	11.7%		5.4%

Net sales of tubular products and services increased 7% sequentially and 46% year on year. The sequential increase reflects a 2% increase in volumes and a 4% increase in average selling prices, particularly in North America. In North America, in addition to the increase in realized prices we had higher sales in Canada reflecting seasonal effects. In South America sales increased due to an increase in activity in Colombia and Argentina. In Europe sales declined reflecting seasonally lower sales of mechanical and line pipe products and lower sales of premium OCTG in the North Sea and Russia. In the Middle East and Africa sales increased reflecting higher sales of OCTG in Saudi Arabia and the start of shipments to Zohr’s second pipeline. In Asia Pacific we had higher sales in China and Australia.

Operating income from tubular products and services, amounted to $233 million in the third quarter of 2018, compared to $197 million in the previous quarter and $66 million in the third quarter of 2017. Sequentially, the increase in operating income is due to an improvement in gross profit, as higher sales prices and volumes, more than offset an increase in raw material costs, and the cost of import tariffs in the United States. Additionally, SG&A, declined slightly.

Others	3Q 2018	2Q 2018		3Q 2017
Net sales ($ million)	102	103	(1%)	75	36%
Operating income ($ million)	26	25	2%	13	93%
Operating income (% of sales)	25.2%	24.5%		17.8%

Net sales of other products and services declined 1% sequentially but increased 36% year on year. Despite the decline in sales, operating income increased 2% sequentially due to an increase in results at our sucker rods business.

Selling, general and administrative expenses, or SG&A, amounted to $336 million, or 17.7% of net sales in the third quarter of 2018, compared to $338 million, 18.9% in the previous quarter and $305 million, 23.4% in the third quarter of 2017. Sequentially, an increase in selling expenses, due to higher sales, was offset by lower labor and service costs and therefore SG&A declined 1.2 percentage points of sales.

Financial results amounted to a gain of $13 million in the third quarter of 2018, compared to a gain of $39 million in the previous quarter and a loss of $7 million in the third quarter of 2017. The gain of the quarter corresponds mainly to an FX gain of $11 million related to the Argentine peso devaluation on Peso denominated financial, trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar.

Equity in earnings of non-consolidated companies generated a gain of $56 million in the third quarter of 2018, compared to $41 million in the previous quarter and $25 million in the third quarter of 2017. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas.

Income tax charge amounted to $80 million in the third quarter of 2018, compared to $135 million in the previous quarter and $1 million in the third quarter of 2017. Sequentially, the main reason for the lower income tax is the impact of FX movements on the tax base at our Mexican subsidiaries; during the third quarter of 2018 an appreciation of the Mexican peso reduced our deferred income tax by $21 million, while in the previous quarter a devaluation of the Mexican peso increased our deferred tax by $31 million.

Cash Flow and Liquidity of 2018 Third Quarter

Net cash provided by operating activities during the third quarter of 2018 was $50 million, compared to $351 million in the previous quarter and a use of $2 million in the third quarter of last year. During the third quarter of 2018 we used $301 million for the increase in working capital following higher inventories primarly from production anticipation for the Zohr project and the Canadian winter season to be shipped during the fourth quarter as well as higher raw material costs and the impact of Section 232 duties, while recivables were affected by higher sales and some payment delays by some customers.

Capital expenditures continued to decline reaching $78 million for the third quarter of 2018, compared to $104 million in the previous quarter and $143 million in the third quarter of 2017.

Our net cash position slightly declined to $408 million at September 30, 2018.

Analysis of 2018 First Nine Months Results

	9M 2018	9M 2017	Increase/(Decrease)
Net sales ($ million)	5,554	3,700	50%
Operating income (loss) ($ million)	693	167	316%
Net income ($ million)	649	374	73%
Shareholders’ net income ($ million)	650	385	69%
Earnings per ADS ($)	1.10	0.65	69%
Earnings per share ($)	0.55	0.33	69%
EBITDA ($ million)	1,110	624	78%
EBITDA margin (% of net sales)	20.0%	16.9%

Tubes Sales volume (thousand metric tons)	9M 2018	9M 2017	Increase/(Decrease)
Seamless	1,994	1,564	27%
Welded	630	290	117%
Total	2,624	1,854	42%

Tubes	9M 2018	9M 2017	Increase/(Decrease)
(Net sales - $ million)
North America	2,521	1,654	52%
South America	929	686	35%
Europe	480	364	32%
Middle East & Africa	1,105	631	75%
Asia Pacific	215	152	41%
Total net sales ($ million)	5,249	3,488	50%
Operating income ($ million)	623	142	339%
Operating income (% of sales)	11.9%	4.1%

Net sales of tubular products and services increased 50% to $5,249 million in the first nine months of 2018, compared to $3,488 million in the first nine months of 2017, reflecting a 42% increase in volumes and a 6% increase in average selling prices.

Operating income from tubular products and services amounted to $623 million in the first nine months of 2018 compared to $142 million in the first nine months of 2017. Results improved following a 42% increase in shipment volumes, higher sales and utilization of production capacity that translated into better absorption of fixed costs, including a decline in SG&A expenses as a percentage of sales.

Others	9M 2018	9M 2017	Increase/(Decrease)
Net sales ($ million)	305	212	44%
Operating income ($ million)	70	24	186%
Operating margin (% of sales)	22.8%	11.5%

Net sales of other products and services increased 44% to $305 million in the first nine months of 2018, compared to $212 million in the first nine months of 2017, reflecting increased sales in our Sucker Rods and Coiled Tubing businesses,while operating income increased 186% reflecting higher margins.

SG&A amounted to $1,023 million, or 18.4% of net sales during the first nine months of 2018, compared to $926 million, or 25.0% in the same period of 2017. Despite a 10% increase in SG&A expenses, SG&A as a percentage of sales declined 660 basis points following a 50% increase in sales.

Financial results amounted to a gain of $44 million in the first nine months of 2018 compared to a loss of $27 million in the same period of 2017. The gain in the first nine months of 2018 corresponds mainly to an FX gain of $41 million; $31 million related to the Argentine peso devaluation on Peso denominated financial, trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar, $14 million related to the Euro depreciation on Euro denominated intercompany liabilities (offset in the currency translation reserve in equity), partially offset by a loss of $4 million due to the devaluation of the Canadian dollar.

Equity in earnings of non-consolidated companies generated a gain of $143 million in the first nine months of 2018, compared to a gain of $90 million in the first nine months of 2017. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas.

Income tax amounted to a charge of $231 million in the first nine months of 2018, compared to a gain of $53 million in the first nine months of 2017. The increase in income tax charges reflects both the improvement in results and the effect of the Argentine and Mexican peso devaluation on the tax base at our Argentine and Mexican subsidiaries which have the U.S. dollar as their functional currency.

Cash Flow and Liquidity of 2018 First Nine Months

During the first nine months of 2018, net cash provided by operations was $372 million, compared to cash used of $9 million in the same period of 2017. Working capital increased by $659 million in the first nine months of 2018 and by $532 million in the first nine months of 2017.

Capital expenditures amounted to $274 million in the first nine months of 2018, compared with $437 million in the same period of 2017. The decline in investments is related with the conclusion of works at our new greenfield seamless mill in Bay City, Texas.

We maintained a net cash position of $408 million at September 30, 2018.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 1, 2018, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730 0732 within North America or +1 530 379 4676 Internationally. The access number is “4796176”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12.00 pm ET on November 1 through 11:59 pm on November 9, 2018. To access the replay by phone, please dial 855 859 2056 or 404 537 3406 and enter passcode “4796176” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2018	2017	2018	2017
Continuing operations	Unaudited		Unaudited
Net sales	1,898,892	1,302,924	5,553,611	3,699,588
Cost of sales	(1,305,232)	(918,338)	(3,837,295)	(2,607,923)
Gross profit	593,660	384,586	1,716,316	1,091,665
Selling, general and administrative expenses	(335,714)	(304,723)	(1,022,922)	(926,286)
Other operating income (expense), net	551	(808)	(264)	1,180
Operating income	258,497	79,055	693,130	166,559
Finance Income	10,804	11,776	29,786	35,762
Finance Cost	(8,586)	(6,501)	(29,182)	(18,459)
Other financial results	10,839	(12,549)	43,156	(44,631)
Income before equity in earnings of non-consolidated companies and income tax	271,554	71,781	736,890	139,231
Equity in earnings of non-consolidated companies	55,930	24,752	142,876	90,153
Income before income tax	327,484	96,533	879,766	229,384
Income tax	(80,355)	(1,307)	(230,931)	53,295
Income for continuing operations	247,129	95,226	648,835	282,679

Discontinued operations
Result for discontinued operations	-	-	-	91,542
Income for the period	247,129	95,226	648,835	374,221

Attributable to:
Owners of the parent	246,927	104,854	650,238	384,505
Non-controlling interests	202	(9,628)	(1,403)	(10,284)
	247,129	95,226	648,835	374,221

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2018		At December 31, 2017
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,092,025		6,229,143
Intangible assets, net	1,590,979		1,660,859
Investments in non-consolidated companies	743,748		640,294
Other equity investments	21,572		21,572
Other investments	180,620		128,335
Deferred tax assets	190,224		153,532
Receivables, net	130,049	8,949,217	183,329	9,017,064
Current assets
Inventories, net	2,664,573		2,368,304
Receivables and prepayments, net	163,606		135,698
Current tax assets	143,484		132,334
Trade receivables, net	1,659,023		1,214,060
Derivative financial instruments	10,088		8,231
Other investments	794,330		1,192,306
Cash and cash equivalents	236,303	5,671,407	330,221	5,381,154
Total assets		14,620,624		14,398,218
EQUITY
Capital and reserves attributable to owners of the parent		11,691,657		11,482,185
Non-controlling interests		95,340		98,785
Total equity		11,786,997		11,580,970
LIABILITIES
Non-current liabilities
Borrowings	31,553		34,645
Deferred tax liabilities	474,135		457,970
Other liabilities	215,586		217,296
Provisions	37,125	758,399	36,438	746,349
Current liabilities
Borrowings	702,577		931,214
Derivative financial instruments	76,294		39,799
Current tax liabilities	210,695		102,405
Other liabilities	241,521		157,705
Provisions	20,828		32,330
Customer advances	60,577		56,707
Trade payables	762,736	2,075,228	750,739	2,070,899
Total liabilities		2,833,627		2,817,248

Total equity and liabilities		14,620,624		14,398,218

Consolidated Condensed Interim Statement of Cash Flow

	Three-month period ended September 30,		Nine-month period ended September 30,
	2018	2017	2018	2017
Cash flows from operating activities	Unaudited		Unaudited

Income for the period	247,129	95,226	648,835	374,221
Adjustments for:
Depreciation and amortization	135,044	146,293	417,247	457,359
Income tax accruals less payments	36,987	(30,804)	104,838	(160,622)
Equity in earnings of non-consolidated companies	(55,930)	(24,752)	(142,876)	(90,153)
Interest accruals less payments, net	(811)	2,683	5,964	7,572
Changes in provisions	(5,194)	(2,048)	(10,815)	(21,968)
Income from the sale of Conduit business	-	-	-	(89,694)
Changes in working capital	(301,306)	(240,003)	(658,961)	(531,724)
Derivatives, currency translation adjustment and others	(6,074)	50,975	7,288	45,883
Net cash provided by (used in) operating activities	49,845	(2,430)	371,520	(9,126)

Cash flows from investing activities
Capital expenditures	(77,938)	(143,356)	(273,669)	(437,162)
Changes in advance to suppliers of property, plant and equipment	719	1,880	4,937	6,209
Acquisition of subsidiaries	-	(10,418)	-	(10,418)
Proceeds from disposal of Conduit business	-	-	-	327,631
Loan to non-consolidated companies	(11,220)	-	(14,740)	(10,956)
Repayment of loan by non-consolidated companies	3,900	1,950	9,370	3,900
Proceeds from disposal of property, plant and equipment and intangible assets	1,491	1,520	4,199	4,398
Investment in companies under cost method	-	-	-	(3,681)
Dividends received from non-consolidated companies	-	-	25,722	22,971
Changes in investments in securities	(47,655)	341,975	348,423	512,046
Net cash (used in) provided by investing activities	(130,703)	193,551	104,242	414,938

Cash flows from financing activities
Dividends paid	-	-	(330,550)	(330,550)
Dividends paid to non-controlling interest in subsidiaries	(590)	-	(1,698)	(19,200)
Changes in non-controlling interests	5	(3)	4	(34)
Proceeds from borrowings	147,296	342,228	723,303	861,963
Repayments of borrowings	(251,584)	(370,665)	(948,436)	(888,515)
Net cash (used in) financing activities	(104,873)	(28,440)	(557,377)	(376,336)

(Decrease) increase in cash and cash equivalents	(185,731)	162,681	(81,615)	29,476
Movement in cash and cash equivalents
At the beginning of the period	427,256	270,837	330,090	398,580
Effect of exchange rate changes	(5,495)	1,260	(12,445)	6,722
(Decrease) increase in cash and cash equivalents	(185,731)	162,681	(81,615)	29,476
At September 30,	236,030	434,778	236,030	434,778

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2018	2017	2018	2017
Operating income	258,497	79,055	693,130	166,559
Depreciation and amortization	135,044	146,293	417,247	457,359
EBITDA	393,541	225,348	1,110,377	623,918

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2018	2017	2018	2017
Net cash provided by (used in) operating activities	49,845	(2,430)	371,520	(9,126)
Capital expenditures	(77,938)	(143,356)	(273,669)	(437,162)
Free cash flow	(28,093)	(145,786)	97,851	(446,288)

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At September 30,
	2018	2017
Cash and cash equivalents	236,303	436,359
Other current investments	794,330	1,146,153
Non-current Investments	176,178	222,992
Derivatives hedging borrowings and investments	(64,525)	14,492
Borrowings – current and non-current	(734,130)	(831,533)
Net cash / (debt)	408,156	988,463